Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938
   N E W S     R E L E A S E

Investor Contacts:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com

Media Contacts:
Chartered U.S.: Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Chartered Singapore: Khor Hwee Eng (65) 6360.1748 khorhe@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS FOURTH QUARTER AND YEAR 2006 RESULTS
•	Chartered annual revenues of $1,414.5 million in 2006, up 37.0 percent from $1,032.7 million in 2005. Revenues including Chartered’s share of SMP of $1,526.6 million, up 34.9 percent from $1,131.9 million in 2005.

•	Net income of $68.2 million in 2006, compared to a net loss of $159.6 million in 2005.
SINGAPORE — January 26, 2007 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for fourth quarter and year ended December 31, 2006.

“We posted record revenues in 2006, growing around 35 percent compared to the previous year, outpacing the semiconductor and foundry industry growth. This was primarily driven by the ramp of our leading-edge 90-nanometer (nm) associated revenues which more than doubled and contributed 27 percent of our total business base revenues for the year. Revenues from advanced technologies - 0.13 micron and below, including those from 90nm - grew 84 percent and accounted for 53 percent of our total business base revenues in 2006. With our expanding business and corresponding revenue growth, we were able to achieve a net income of $68 million for 2006, moving from the loss position in the previous year. We were also able to achieve a lower breakeven utilization rate of around 70 percent in the fourth quarter of 2006 compared to the same period last year, while continuing our progress toward a sustainable profitability model,” said Chia Song Hwee, president & CEO of Chartered.
Summary of Fourth Quarter 2006 Performance
•	Revenues were $339.1 million in fourth quarter 2006, down 7.6 percent from $367.2 million in fourth quarter 2005. Revenues including Chartered’s share of SMP were $363.7 million, down 8.9 percent from $399.4 million in the year-ago quarter, primarily due to weakness in the consumer sector and to a significantly lesser extent the communications sector, partially offset by strength in the computer sector. Sequentially, revenues were down 4.6 percent compared to $355.3 million in third quarter 2006. Revenues including Chartered’s share of SMP were down 5.1 percent from $383.1 million in third quarter 2006, primarily due to weakness in the consumer sector and to a lesser extent the communications sector, partially offset by strength in the computer sector.
•	Gross profit was $67.7 million, or 20.0 percent of revenues, down from a gross profit of $88.0 million, or 24.0 percent of revenues in the year-ago quarter, primarily due to higher cost per wafer resulting from lower production volumes over which the fixed costs are allocated and lower revenues resulting from lower shipments. Gross profit was down 28.5 percent sequentially from $94.7 million, or 26.7 percent of revenues in third quarter 2006, primarily due to higher cost per wafer resulting from lower production volumes over which fixed costs are allocated and a less favorable mix in the production levels.
•	Other revenue which primarily relates to rental income from SMP (Fab 5) was $5.4 million compared to $5.2 million in the year-ago quarter.
•	Research and development (R&D) expenses were $38.1 million, an increase of 7.7 percent from the year-ago quarter, primarily due to higher activities related to development of design kits and intellectual property solutions for advanced technologies and higher development activities related to the advanced 65nm technology node. Compared to the previous quarter, R&D expenses were down 9.1 percent from $41.9 million, primarily due to lower development activities related to the advanced 65nm technology node, as we transitioned the development activities to the next technology node.
•	Sales and marketing expenses were $15.4 million, up 50.2 percent compared to $10.2 million in the year-ago quarter, primarily due to higher payroll-related expenses from increased headcount and higher financial support for pre-contract customer design validation activities. Compared to the previous quarter, sales and marketing expenses were up 8.5 percent from $14.1 million, primarily due to higher payroll-related expenses from increased headcount, partially offset by lower financial support for pre-contract customer design validation activities.
•	General and administrative (G&A) expenses were $12.1 million, an increase of 10.3 percent compared to $11.0 million in the year-ago quarter, primarily due to higher stock option compensation charges.
•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was $8.4 million compared to $10.5 million in the year-ago quarter and $9.5 million in the previous quarter, primarily due to lower revenues resulting from lower shipments and lower average selling price (ASP) per wafer.
•	Other income, net, was $0.6 million compared to $7.8 million in third quarter 2006, primarily due to changes in fair value of an interest rate swap in third quarter 2006, arising prior to its designation as a hedging instrument.
•	Net interest expense was $7.5 million, compared to a net interest expense of $16.1 million in the year-ago quarter, primarily due to higher interest capitalization associated with the ramp of Fab 7, lower outstanding debt and higher interest income. Net interest expense was down 30.5 percent sequentially, primarily due to a recovery resulting from approval of a withholding tax waiver associated with interest payment of an existing loan and higher interest capitalization associated with the ramp of Fab 7.
•	The financial position of Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), continued to be in a shareholders’ deficit in fourth quarter 2006, and therefore none of the loss of $7.5 million in the fourth quarter was allocated to the minority interest. At the end of fourth quarter 2006, CSP’s shareholders’ deficit was $419.9 million.
•	Net income was $6.4 million, or 1.9 percent of revenues, compared to a net income of $26.5 million, or 7.2 percent of revenues in the year-ago quarter and a net income of $23.9 million or 6.7 percent of revenues in the previous quarter.
•	Basic earnings per American Depositary Share (ADS) and basic earnings per share in fourth quarter 2006 were $0.02 and $0.00 respectively, compared with basic earnings per ADS and basic earnings per share of $0.10 and $0.01 respectively in fourth quarter 2005. Diluted earnings per ADS and diluted earnings per share in fourth quarter 2006 were $0.01 and $0.00 respectively, compared with diluted earnings per ADS and diluted earnings per share of $0.08 and $0.01 respectively in fourth quarter 2005.
Summary of Year 2006 Performance
•	Revenues were $1,414.5 million, up 37.0 percent compared to $1,032.7 million in 2005. Revenues including Chartered’s share of SMP were $1,526.6 million, up 34.9 percent from $1,131.9 million a year ago, driven by higher revenues in the computer sector, followed by the consumer and communications sectors.
•	Gross profit was $343.7 million, or 24.3 percent of revenues, an increase from $115.7 million, or 11.2 percent of revenues in 2005, primarily due to higher revenues resulting from significantly higher shipments and to a lesser extent, higher ASP due to a richer product mix.
•	R&D expenses were $152.8 million, an increase of 25.1 percent from $122.1 million in 2005, primarily due to higher development activities related to the advanced 65nm technology node and higher activities related to development of design kits and intellectual property solutions for advanced technologies.
•	Other revenue which primarily relates to rental income from SMP (Fab 5) was $21.0 million compared to $20.7 million in 2005.
•	Pre-production fab start-up costs were nil compared to $22.7 million a year ago, as Fab 7 started commercial production during second quarter 2005.
•	Sales and marketing expenses were $55.0 million, an increase of 29.4 percent from $42.5 million in 2005, primarily due to higher payroll-related expenses from increased headcount and higher financial support for pre-contract customer design validation activities.
•	G&A expenses were $42.6 million, 6.3 percent higher compared to $40.0 million in 2005, primarily due to higher stock option compensation charges.
•	Equity in income of SMP was $36.0 million compared to $6.5 million in 2005, primarily due to lower production costs and higher shipments.
•	CSP’s financial position continued to be in a shareholders’ deficit in 2006, and therefore, none of the loss of $26.2 million in 2006 was allocated to the minority interest.
•	Net income was $68.2 million, or 4.8 percent of revenues, compared to a net loss of $159.6 million, or negative 15.5 percent of revenues in 2005.

•	Basic earnings per ADS and basic earnings per share in 2006 were $0.23 and $0.02 respectively, compared with basic loss per ADS and basic loss per share of $0.65 and $0.06 respectively in 2005. Diluted earnings per ADS and diluted earnings per share in 2006 were $0.21 and $0.02 respectively, compared with diluted loss per ADS and diluted loss per share of $0.65 and $0.06 respectively in 2005.
Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in fourth quarter 2006 were 295.5 thousand wafers, a decrease of 6.1 percent compared to 314.8 thousand wafers in fourth quarter 2005. Shipments in fourth quarter 2006 decreased by 4.0 percent compared to 307.9 thousand wafers shipped in third quarter 2006. Shipments including Chartered’s share of SMP were 322.9 thousand wafers, a decrease of 6.6 percent compared to 345.8 thousand wafers in fourth quarter 2005. Shipments including Chartered’s share of SMP in fourth quarter 2006 decreased by 4.2 percent compared to 337.0 thousand wafers shipped in third quarter 2006.
•	Shipments in 2006 were 1,248.6 thousand wafers, an increase of 29.4 percent compared to 965.0 thousand wafers shipped in 2005. Shipments including Chartered’s share of SMP were 1,365.0 thousand wafers, an increase of 29.8 percent compared to 1,051.8 thousand wafers in 2005.
•	ASP was $1,135 per wafer in fourth quarter 2006, compared to $1,136 per wafer in third quarter 2006. ASP including Chartered’s share of SMP was $1,115 per wafer in fourth quarter 2006 compared to $1,120 per wafer in third quarter 2006.
•	ASP was $1,112 in 2006, an increase of 7.3 percent compared to $1,036 per wafer in 2005, primarily due to richer product mix. ASP including Chartered’s share of SMP was $1,099 per wafer in 2006 compared to $1,045 per wafer in 2005.
Capacity and Utilization
Capacity utilization in fourth quarter 2006 was 70 percent compared to 79 percent in the year-ago quarter, and 74 percent in third quarter 2006. Capacity utilization was 77 percent in 2006 compared to 70 percent in 2005. Total capacity in fourth quarter 2006 was up approximately one percent sequentially. For full-year 2006, advanced (0.13-micron and below) capacity increased approximately 66 percent while total capacity increased by approximately 19 percent to 1.8 million eight-inch equivalent wafers from 1.5 million in 2005, primarily due to Fab 7 ramp. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.

Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
Total wafers shipped	345.8	349.4	355.7	337.0	322.9
Total capacity	435.9	427.5	436.4	458.2	461.7
Utilization	79%	82%	82%	74%	70%
Capacity by Fab

(Thousand 8” equivalent wafers)	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006	Est. 1Q 2007
Fab 2	145.7	142.6	144.1	145.7	145.7	142.6
Fab 3	74.2	69.5	70.3	71.0	71.0	69.5
Fab 5 (Chartered’s share)	35.6	34.3	34.6	35.0	35.0	34.6
Fab 6	112.9	114.5	115.8	117.0	117.0	114.5
Fab 7	67.5	66.6	71.6	89.5	93.0	101.2

Total	435.9	427.5	436.4	458.2	461.7	462.4

Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.
Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
Communications	29%	34%	34%	32%	30%
Computer	22%	19%	25%	37%	44%
Consumer	45%	45%	39%	29%	24%
Other (a)	4%	2%	2%	2%	2%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
Americas	74%	70%	75%	76%	76%
Europe	9%	12%	9%	10%	9%
Asia-Pacific	11%	15%	14%	13%	13%
Japan	4%	3%	2%	1%	2%
Other (a)	2%	—	—	—	—

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
0.09 and below	28%	25%	22%	29%	34%
Up to 0.13	20%	25%	28%	25%	26%
Up to 0.15	4%	2%	1%	1%	1%
Up to 0.18	12%	11%	14%	13%	12%
Up to 0.25	6%	9%	9%	8%	7%
Up to 0.35	20%	18%	15%	15%	12%
Above 0.35	8%	10%	11%	9%	8%
Other (a)	2%	—	—	—	—

Total	100%	100%	100%	100%	100%

(a)	4Q 2005: Includes revenues from services related to generation of customers’ mask sets.
Top Customers
Chartered had three customers who exceeded 10 percent of revenues (excluding Chartered’s share of SMP revenues) in 2006 and in order of revenue significance were: Broadcom, IBM and AMD. Chartered’s top five customers accounted for 60 percent of total revenues in 2006, compared with 56 percent in the previous year.
Recent Highlights
•	Common Platform technology founding members Chartered, IBM and Samsung announced the successful production of 90nm chips for QUALCOMM at their respective 300mm fabs. Working with QUALCOMM, the Common Platform members have manufactured in volume leading-edge, low-power system-on-chip (SoC) products that support mobile telecommunications technologies.
•	Chartered announced its strategic investment in Gateway Silicon Inc (GSI), a Taiwan-based firm specializing in ASIC/SoC design services and intellectual property development and integration. The two companies will collaborate on developing and optimizing design services while extending GSI’s expertise to leverage Chartered’s portfolio of value-added solutions.
•	Chartered’s Fab 7 was one of two facilities selected as “Top Fab” for 2006 by Semiconductor International, a leading technical publication covering the global semiconductor industry.

Review and Outlook

“As we move into the first quarter, we are experiencing some impact from anticipated seasonality as well as customers continuing with an ongoing inventory correction. Based on current demand levels from our customers, we expect Chartered revenues and revenues including our share of SMP to decline sequentially approximately five percent in first quarter 2007,” said George Thomas, senior vice president & CFO of Chartered.
“We expect a utilization rate of approximately 70 percent for the first quarter. Revenues from 0.13-micron and below technologies, including 90nm, are expected to represent around 58 percent of our total business base revenues, and 90nm revenues alone are expected to contribute approximately 29 percent of our total business base revenues. With this business outlook, we expect to close first quarter 2007 with a net income of around $6 million.”
The outlook for first quarter 2007 is as follows:

	4Q 2006	1Q 2007 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$339.1M	$324M, ± $6M	Down 3% to Down 6%
Revenues including Chartered’s share of SMP	$363.7M	$345M, ± $7M	Down 3% to Down 7%
ASP (b)	$1,135	$1,063, ± $20	Down 5% to Down 8%
ASP including Chartered’s share of SMP (b)	$1,115	$1,044, ± $25	Down 4 % to Down 9%
Utilization	70%	70%, ± 3%	—
Gross profit (loss)	$67.7M	$70M, ± $6M	—
Net income (loss) (c)	$6.4M	$6M, ± $5M	—
Basic earnings (loss) per ADS (d)	$0.02	$0.01, ± $0.02	—

(b)	Eight-inch equivalent wafers.

(c)	Net income includes the negative profit impact from losses attributable to minority interest, which was $3.7 million in fourth quarter 2006, and is projected to be approximately $4.0 million in first quarter 2007.

(d)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.4 million in first quarter 2007.

     Guidance comments for year 2007:
-	R&D expenditures: approximately $180 million, compared to $153 million in 2006. The increased investment is to fund the development and qualification of 45nm on an accelerated schedule, including costs associated with investment in the most advanced semiconductor tools.

-	Capital expenditures: approximately $800 million, compared to $554 million in 2006, including $65 million of 2006 planned capital expenditures to be paid in 2007. 2007 capital expenditures are primarily targeted for 65nm and below capacity and are cash-flow based. With the above capital expenditure, Fab 7 is expected to have equipment on the floor equivalent to a capacity of 25,000 wafers (twelve-inch) per month by December 2007.

-	Depreciation and amortization: approximately $550 million, compared to $504 million in 2006.

-	Wafer capacity: approximately 2.0 million wafers (eight-inch equivalent) in 2007. Compared to 2006, 90nm and below capacity is planned to increase over 80 percent and represent approximately 22 percent of total capacity in December 2007.
CEO Closing Comments
“Barring unexpected macro economic issues, many industry analysts expect the semiconductor industry to grow somewhere in the high single digits, compared to last year. The foundry industry is again expected to outpace the semiconductor industry in 2007, though to a lesser extent compared to historical trends, considering the time lag in the supply chain and the absence of new and high volume product launches. Such growth is expected to be driven primarily by seasonal strength in the second half of 2007 and the depletion of excess inventory in the semiconductor supply chain from the prior year.
“As we enter 2007, we are excited about starting our 65nm volume production and realizing revenues from our new customers. We are also accelerating the development and qualification of 45nm technology node together with our technology development partners to ensure that we stay at the cutting edge of technology, as we further strengthen our business and customer base. In order to further align our manufacturing capabilities with our technology position, we are now adding an additional phase for Fab 7 expansion, focused on 65nm and 45nm technologies, to bring its total capacity to

45,000 12-inch wafers per month. We will also continue our efforts to attain sustainable profitability by lowering our breakeven utilization rate,” concluded Chia.
Webcast Conference Call Today
Chartered will be discussing its fourth quarter 2006 and year-end results and first quarter 2007 outlook on a conference call today, January 26, 2007, at 8:30 a.m. Singapore time (US time 4:30 p.m. PT/7:30 p.m. ET, Thursday, January 25, 2007). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For first quarter 2007, the Company anticipates issuing its mid-quarter guidance update, via news release, on Tuesday, March 6, 2007, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

				1Q 2007
	4Q 2005	3Q 2006	4Q 2006	Guidance	Year	Year
	Actual	Actual	Actual	Midpoint	2005	2006
Revenues (e)	$367.2M	$355.3M	$339.1M	$324M	$1,032.7M	$1,414.5M
Chartered’s share of SMP revenues	$32.2M	$27.8M	$24.6M	$21M	$99.2M	$112.1M
Revenues including Chartered’s share of SMP	$399.4M	$383.1M	$363.7M	$345M	$1,131.9M	$1,526.6M
ASP (f)	$1,139	$1,136	$1,135	$1,063	$1,036	$1,112
ASP of Chartered’s share of SMP revenues (f)	$1,038	$954	$895	$823	$1,144	$963
ASP including Chartered’s share of SMP (f)	$1,130	$1,120	$1,115	$1,044	$1,045	$1,099

(e)	Determined in accordance with US GAAP.

(f)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
Communications	28%	31%	32%	31%	28%
Computer	19%	18%	24%	36%	44%
Consumer	48%	49%	41%	31%	26%
Other (g)	5%	2%	3%	2%	2%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
Communications	42%	75%	63%	51%	53%
Computer	51%	22%	32%	43%	42%
Consumer	6%	3%	5%	5%	4%
Other	1%	—	—	1%	1%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
Communications	29%	34%	34%	32%	30%
Computer	22%	19%	25%	37%	44%
Consumer	45%	45%	39%	29%	24%
Other (g)	4%	2%	2%	2%	2%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
Americas	76%	72%	78%	79%	79%
Europe	8%	12%	8%	9%	8%
Asia-Pacific	11%	13%	13%	11%	11%
Japan	3%	3%	1%	1%	2%
Other (g)	2%	—	—	—	—

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
Americas	49%	45%	37%	39%	43%
Europe	28%	18%	21%	20%	16%
Asia-Pacific	17%	30%	29%	30%	36%
Japan	6%	7%	13%	11%	5%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
Americas	74%	70%	75%	76%	76%
Europe	9%	12%	9%	10%	9%
Asia-Pacific	11%	15%	14%	13%	13%
Japan	4%	3%	2%	1%	2%
Other (g)	2%	—	—	—	—

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
0.09 and below	31%	27%	24%	31%	37%
Up to 0.13	21%	27%	30%	27%	27%
Up to 0.15	—	—	—	—	—
Up to 0.18	9%	7%	9%	7%	8%
Up to 0.25	7%	9%	9%	9%	8%
Up to 0.35	21%	19%	16%	16%	12%
Above 0.35	9%	11%	12%	10%	8%
Other (g)	2%	—	—	—	—

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
0.09 and below	—	—	—	—	—
Up to 0.13	—	—	—	—	—
Up to 0.15	45%	26%	19%	12%	9%
Up to 0.18	40%	56%	75%	80%	75%
Up to 0.25	3%	5%	4%	2%	1%
Up to 0.35	12%	13%	2%	6%	15%
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	4Q 2005	1Q 2006	2Q 2006	3Q 2006	4Q 2006
0.09 and below	28%	25%	22%	29%	34%
Up to 0.13	20%	25%	28%	25%	26%
Up to 0.15	4%	2%	1%	1%	1%
Up to 0.18	12%	11%	14%	13%	12%
Up to 0.25	6%	9%	9%	8%	7%
Up to 0.35	20%	18%	15%	15%	12%
Above 0.35	8%	10%	11%	9%	8%
Other (g)	2%	—	—	—	—

Total	100%	100%	100%	100%	100%

(g)	4Q 2005: Includes revenues from services related to generation of customers’ mask sets.

About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the first quarter of 2007; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net income or profit and earnings per ADS and the expected growth of wafer shipments and revenue (including Chartered’s share of SMP); our guidance on R&D and capital expenditures, depreciation and amortization and wafer capacity for 2007; our expectation of revenue contribution from 0.13-micron and below technologies including 90nm; the revenue from 90nm as a percentage of our total business base revenues; the estimated capacity by fabs for the first quarter 2007; the expectation of foundry industry outpacing the semiconductor industry in 2007; the start of our 65nm volume production and realizing revenues from our new customers; the acceleration of the development and qualification of 45nm technology node together; the additional phase for Fab 7 expansion to bring its total capacity to 45,000 12-inch wafers per month; the continual efforts to attain sustainable profitability by lowering our breakeven utilization rate reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends or specific products; competition from other foundries; unforeseen delays, interruptions, performance level and technology mix in our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix, unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon and Samsung); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2005 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2005	2006	2005	2006

Net revenue	$367,213	$339,134	$1,032,734	$1,414,525
Cost of revenue	279,261	271,385	917,048	1,070,782

Gross profit	87,952	67,749	115,686	343,743

Other revenue	5,202	5,392	20,685	21,030

Operating expenses:
Research and development	35,373	38,102	122,073	152,756
Sales and marketing	10,224	15,356	42,503	55,007
General and administrative	10,957	12,081	40,025	42,558
Fab start-up costs	—	—	22,697	—
Other operating expense, net	3,147	1,778	14,202	13,766

Total operating expenses	59,701	67,317	241,500	264,087

Operating income (loss)	33,453	5,824	(105,129)	100,686
Equity in income of SMP	10,513	8,376	6,486	36,040
Other income (loss), net	97	594	(6,744)	(1,263)
Interest expense, net	(16,125)	(7,480)	(41,214)	(43,359)

Income (loss) before income taxes	27,938	7,314	(146,601)	92,104
Income tax expense	1,404	885	12,997	23,924

Net income (loss)	26,534	6,429	(159,598)	68,180

Less: Accretion to redemption value of convertible redeemable preference shares	2,401	2,358	3,196	9,476

Net income (loss) available to ordinary shareholders	$24,133	$4,071	$(162,794)	$58,704

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$0.01	$0.00	$(0.06)	$0.02
Diluted net earnings (loss) per ordinary share	$0.01	$0.00	$(0.06)	$0.02

Basic net earnings (loss) per ADS	$0.10	$0.02	$(0.65)	$0.23
Diluted net earnings (loss) per ADS	$0.08	$0.01	$(0.65)	$0.21

Number of common shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,512.9	2,535.7	2,511.4	2,528.1
Effect of dilutive options	348.7	325.3	1.2	332.2

Diluted net earnings (loss) per ordinary share	2,861.6	2,861.0	2,512.6	2,860.3

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	251.3	253.6	251.1	252.8
Effect of dilutive options	34.9	32.5	0.1	33.2

Diluted net earnings (loss) per ADS	286.2	286.1	251.2	286.0

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	As of

	December 31,	December 31,
	2005	2006

ASSETS

Cash and cash equivalents	$819,856	$718,982
Marketable investments	22,467	2,283
Receivables, net	180,764	243,361
Inventories	134,240	157,047
Restricted cash	2,832	43,063
Other current assets	122,535	17,225

Total current assets	1,282,694	1,181,961
Investment in SMP	54,517	36,044
Technology licenses, net	106,612	84,991
Property, plant and equipment, net	2,049,695	2,273,119
Other non-current assets	23,776	42,316

Total assets	$3,517,294	$3,618,431

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$166,681	$302,004
Current installments of long-term debt and capital lease obligations	322,453	127,627
Other current liabilities	244,119	183,861

Total current liabilities	733,253	613,492
Long-term debt and capital lease obligations, excluding current installments	1,169,034	1,280,972
Other non-current liabilities	17,970	41,470

Total liabilities	1,920,257	1,935,934

Convertible redeemable preference shares	250,663	246,174

Shareholders’ equity	1,346,374	1,436,323

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,517,294	$3,618,431

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP

	For The Twelve Months Ended

	December 31,	December 31,
	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$(159,598)	$68,180
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of SMP	(6,486)	(36,040)
Cash dividends received from SMP	29,460	38,178
Depreciation and amortization	507,687	503,789
Foreign exchange loss, net	434	1,946
Gain on disposal of property, plant and equipment	(1,594)	(4,822)
Others, net	(621)	9,622
Changes in assets and liabilities:
Receivables	(44,280)	(61,687)
Inventories	(62,081)	(21,193)
Other current assets	853	(5,716)
Payables and other liabilities	140,600	28,413

Net cash provided by operating activities	404,374	520,670

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(628,127)	(554,292)
Payments for technology licenses	(9,351)	(9,667)
Refundable deposits placed with a vendor	—	(15,000)
Refund of deposits placed with a vendor	—	111,656
Proceeds from sale of property, plant and equipment	6,245	9,975
Proceeds from redemption, maturity and disposal of marketable investments	45,000	20,998
Return of capital from SMP	17,300	16,913
Increase in restricted cash	(2,832)	(40,231)
Others	690	(488)

Net cash used in investing activities	(571,075)	(460,136)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	1,128,592	492,915
Repayments	(990,172)	(635,010)
Capital lease payments	—	(3,845)
Receipts of customer deposits	81,300	45,183
Refund of customer deposits	(22,035)	(72,108)
Issuance of ordinary shares	2,387	2,357
Issuance of convertible redeemable preference shares	247,513	—
Others	—	5,752

Net cash provided by (used in) financing activities	447,585	(164,756)

Net increase (decrease) in cash and cash equivalents	280,884	(104,222)
Effect of exchange rate changes on cash and cash equivalents	(427)	3,348
Cash and cash equivalents at the beginning of the period	539,399	819,856

Cash and cash equivalents at the end of the period	$819,856	$718,982